Exhibit 3

Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 7:   <u>Protection of Confidential Trading Information</u>

> d.   Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

Before executing trades on Aqua, a liquidity taker must enter its private trading interest into its OMS blotter, which is not a part of the Aqua system. Because information in the OMS blotter reflects only private trading interest, it does not reflect executable orders nor does it represent "indications" that are meant for viewing by any other party.

This private trading interest is the most sensitive confidential information that subscribers entrust to Aqua. Private trading interest is published to the subscriber's Aqua Participant Server ("APS"), the client-side software which typically resides in the client's environment, but may, at the client's option, be hosted by a third party or by BGC Partners, L.P., an affiliate of Aqua.

This private trading interest is not transmitted or shown to anyone, including Aqua Securities personnel. By reading the liquidity taker's trading interest using a process that resides entirely behind the liquidity taker's firewall or at the liquidity taker's data center, and by not making this information available to Aqua personnel, Aqua provides a high degree of client information security.

Other forms of confidential subscriber information in Aqua's possession include the orders submitted to the ATS by liquidity providers and liquidity takers, Aqua Notices displayed to liquidity takers, and trades executed and visible through the Firm Order Viewer, an internal application.

Operations/Integration Services personnel provide real-time technical support to Aqua subscribers. They use the Firm Order Viewer for direct access to view orders submitted to the ATS. They are the only personnel with tools allowing them to view orders and they are the only personnel with access to the Firm Order Viewer.

Operations/Integration Services personnel have indirect access to view private trading interest that subscribers make available to the Aqua Participant Server in the course of diagnosing issues or addressing client questions. To access this information, an Operations/Integration Services employee may retrieve logs from the client's APS, an action that is captured in an audit trail. This facilitates troubleshooting activity at the point in time that the log was retrieved.

Exhibit 3

The only information about a client's private trading interest that Aqua's Operations/Integration Services personnel may access directly without retrieving logs is summary information (*i.e.,* number of orders) regarding the current eligible private trading interest a client has made available to the APS, broken out by market capitalization, which is available in the Aqua Support Tool, an internal application. This information does not include ticker symbols, sides, quantities or prices.

Aqua Sales personnel may also use the Aqua Support Tool to directly access the current eligible private trading interest a client has made available to the APS. Sales personnel have no access to information about specific ticker symbols, sides, quantities or prices of this trading interest; no access to log files or information from an APS; and no access to the Firm Order Viewer. Sales personnel have no ability to see orders entered into the ATS – either in real-time or historically.

Operations/Integration Services and Sales personnel may view specific Notices that were shown to Aqua buyside subscribers, including the ticker symbol, side, size and price of the Notice that was shown to the subscriber, using the Aqua Support Tool. Sales personnel do not have access to any detail about the private trading interest that prompted a Notice to be shown to a subscriber, nor do they have access to any detail about the underlying order submitted to the ATS.

Operations/Integration Services and Sales personnel may view executed trades, including ticker symbols, quantities and prices and the parties to the trades. Operations/Integration Services and Sales personnel have the ability to see which subscribers are logged into Aqua and whether a subscriber has linked their OMS orders to Aqua.

The ILP has no access to information contained in or derived from any ILP client's OMS/EMS. Aqua Sales personnel are permitted to notify the Identified Liquidity Provider ("ILP") if an ILP's designated client is not currently logged in or has not linked orders to Aqua. Because Aqua's software typically runs in the background on the liquidity taker's desktop, Aqua subscribers may be unaware and need to be notified, either by Aqua or the ILP, if they are not logged in or have not linked orders. Aqua personnel are not permitted to share any other information with ILP personnel.

When a liquidity taker elects to trade with an ILP or elects to have an ILP serve as its broker-of-record ("BOR"), the BOR receives a notification when its client is responding to a Notice, submits an order to Aqua and settles the ensuing trade with Aqua in its own name. The liquidity taker settles its trade with and pays a commission to the BOR ~~rather than Aqua~~.

Exhibit 3

The ILP is described in Part III, Item 1, Types of ATS Subscribers; Part III, Item 11, Trading Services Facilities and Rules; Part III, Item 12, Liquidity Providers; and Part III, Item 14, Counter-Party Selection.

Software Developers have access to the production environment to provide support and may assist Operations/Integration Services in troubleshooting.

Employees of BGC Partners, L.P. who manage and maintain the data center described in Part II, Item 6(b) do not have access to confidential trading information of the ATS.

Part III: **Manner of Operations**

Item 1: <u>Types of ATS Subscribers</u>

Select the type(s) of Subscribers that can use the NMS Stock ATS services:

☑ Investment Companies   ☐ Retail Investors   ☐ Issuers   ☑ Brokers

☐ NMS Stock ATSs   ☑ Asset Managers   ☐ Principal Trading Firms

☑ Hedge Funds   ☑ Market Makers   ☑ Banks   ☑ Dealers

☑ Other

If other, identify the type(s) of subscriber.

When subscribers are activated on the system, they are classified as anonymous FIX liquidity providers ("ALPs"), identified FIX liquidity providers ("ILPs") and/or liquidity takers. Descriptions in this Form ATS-N that refer to "liquidity providers" apply to both ALPs and ILPs.

A broker dealer subscriber can act as both an ALP and an ILP. However, a broker dealer subscriber cannot act as both an ALP and an ILP on the same order. An individual order submitted by a broker dealer subscriber will either be anonymous, generating Notices and eligible for matching against all liquidity takers; or identified, generating Notices and eligible for matching against (i) all liquidity takers or (ii) only those liquidity takers designated as clients of the ILP. A buyside subscriber cannot be an ILP; a broker dealer subscriber cannot be a liquidity taker.

Liquidity providers are subscribers that submit orders directly to the Aqua system using the FIX protocol. An ALP provides liquidity without revealing its identity to other subscribers. If an ALP elects to generate Notices in Aqua, its liquidity is displayed to all liquidity takers with eligible contra orders in their OMS. When an ALP executes a trade on Aqua, the ALP and its counterparty each settle their trade with Aqua. The identity of an ILP is disclosed on the Aqua Notice. In the case of an ILP that provides liquidity

Exhibit 3

that is only visible to liquidity takers that are its designated clients, the ILP acts as the liquidity taker's broker of record ("BOR"). The BOR receives a notification that its client is responding to a Notice, submits an order to Aqua and settles the ensuing trade with Aqua in its own name, while the liquidity taker settles its trade with and pays a commission to the BOR ~~rather than Aqua~~.

Liquidity takers are subscribers that use Aqua's desktop software to: (i) view information about liquidity in the Aqua system that is relevant to them (via Notices); (ii) submit contra orders in response to information they have received about liquidity available in the Aqua system; or (iii) provide liquidity to other Aqua subscribers.

Only liquidity takers may view information about liquidity available in the Aqua system. The information is limited to liquidity for which there is a potential contra side to their private trading interest. Aqua is dark to liquidity providers. Liquidity takers must complete a "click-through" agreement to use the Aqua software.

Only buyside subscribers or Outsourced Buyside Desks are permitted to participate as liquidity takers. A buyside subscriber must be a Qualified Institutional Buyer. Buyside subscribers typically settle trades with Aqua directly using DTC's ID system for "customer-side" settlement. Some buyside subscribers utilize a clearing broker that settles trades on their behalf. Buyside subscribers typically use vendor OMS or EMS solutions for entering their private trading interest.

The majority of liquidity providers are broker-dealers although both brokers and buyside subscribers may be liquidity providers. Liquidity providers that do not use the Aqua software are not required to sign any agreement.

"Outsourced Buyside Desk" ("OBD") means a broker-dealer acting on behalf of institutional investors, which executes orders for such investors through other broker-dealers, exchanges and alternative trading systems. An OBD typically uses buyside vendor software to manage client orders, does not act as principal for its own account in respect of such activity, and does not typically look to cross client orders with trading interest of other institutional clients. For purposes of this Form ATS-N, OBDs are considered buyside subscribers.

Aqua does not enter orders into the ATS for its own account.

Exhibit 3

Item 12:   Liquidity Providers

Are there any formal or informal arrangements with any Subscriber or the Broker-Dealer Operator to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?

Yes ☑ No ☐

If yes, describe the arrangement, including the terms and conditions.

Anonymous liquidity providers ("ALPs") are under no formal or informal obligation to provide order flow. However, liquidity providers who submit conditional orders are expected to firm-up upon request unless precluded from doing so by a race condition. Failure to do so could result in a liquidity provider being restricted from submitting conditional orders.

Aqua expects liquidity providers to have order flow that is relatively "patient." Aqua discourages liquidity providers from frequently submitting orders and cancelling them after a short time as this behavior would create Notices that "flicker" on liquidity taker desktops without actually being available to trade. Aqua may partially exclude liquidity providers with order flow that is not patient by requiring such a liquidity provider to mark its orders "book-only" so as not to generate Notices.

Similarly, Aqua may partially exclude liquidity providers that do not consistently firm up their conditional orders upon request. Aqua reviews this behavior in response to feedback from liquidity takers and other liquidity providers. Aqua may partially exclude liquidity providers who do not consistently firm up their conditional orders by limiting them to submitting firm orders only.

Aqua currently has one ILP, Goldman Sachs, with which it has entered into a Referral, Identified Liquidity Provision and Compensation Sharing Agreement.   Goldman Sachs, an Aqua subscriber, will participate as an ILP and refer its buyside clients to Aqua. ILP clients will also be onboarded as subscribers of Aqua, except in cases where the client elects to use the ILP exclusively as its BOR. Goldman Sachs is the only Aqua liquidity provider currently permitted to act as an ILP in Aqua.

The ILP does not have an obligation to provide continuous quotes.

At the discretion of the ILP, all orders submitted by the ILP generate Notices to and match against (i) orders from all liquidity takers, or (ii) only orders from liquidity takers that are its designated clients. An authorized person at the ILP will designate its clients by providing a list to Aqua Operations. Clients must concur in writing with the designation. The Aqua

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Exhibit 3

system places each liquidity taker into a classification to indicate whether or not the liquidity taker is a client of the ILP, in order to control the Notices and matching between the ILP and its clients.

Similarly, at the discretion of the ILP, all Notices generated from the ILP's liquidity are either visible to all liquidity takers, or are visible only to liquidity takers that are designated clients of the ILP. The identity of the ILP is disclosed on the Aqua Notice.

The "Go Fish" and Notice processes described in Part III, Item 11 work the same for the ILP as other liquidity providers with the exceptions noted above: (i) orders submitted by the ILP that are meant only for the ILP's designated clients can only generate Notices to and match against orders from liquidity takers that are its designated clients and (ii) the identity of the ILP is revealed on the Notice.

When a liquidity taker that is a designated client of an ILP executes a trade with the ILP, the ILP acts as the liquidity taker's broker-of-record ("BOR") on Aqua. When a liquidity taker elects to trade with a Notice from an ILP that has opted to generate Notices to all liquidity takers, designated clients of the ILP may elect to have either the ILP or Aqua serve as BOR. Liquidity takers that are not designated ILP clients use Aqua as BOR. The BOR serves as the buyside subscriber's agency broker on trades with the ILP executed in Aqua. The BOR receives a notification that its client is responding to a Notice, submits an order to Aqua and settles the ensuing trade with Aqua in its own name, while the liquidity taker settles its trade with and pays a commission to the BOR rather than Aqua. When the ILP acts as a BOR, Aqua receives a revenue share from the BOR.

Goldman Sachs is also permitted to act as an anonymous liquidity provider ("ALP"). An ALP provides liquidity without revealing its identity to other subscribers.

Goldman Sachs shall be responsible for fixed OMS or EMS fees incurred by Aqua on behalf of Goldman Sachs' designated clients.

When acting as a BOR, the ILP is responsible for variable EMS or OMS fees incurred in connection with trades effected on behalf of its designated clients on Aqua.

Refer to the following sections for additional detail on the ILP, ALP and BOR: Part III, Item 1, Types of ATS Subscribers; Part III, Item 11, Trading Services Facilities and Rules; and Part III, Item 14, Counter-Party Selection.